SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

AMBEV ANNOUNCES ITS INTENT TO MAKE A VOLUNTARY OFFER TO
PURCHASE ANY AND ALL OUTSTANDING SHARES OF ITS SUBSIDIARY
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

São Paulo, November 8, 2006 – Companhia de Bebidas das Américas – AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today that its board of directors has approved a plan to make a voluntary offer to purchase any and all Class A shares and Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) that are not owned by AmBev or its subsidiaries.  AmBev indirectly owns approximately 97% of the voting interest and approximately 91% of the economic interest in Quinsa.

The commencement of the offer is subject to the prior approval of the offer to purchase by the Commission de Surveillance du Secteur Financier (the “CSSF”) in Luxembourg. The offer will commence as soon as practicable after the CSSF’s approval. The offer will also comply with applicable U.S. Securities Law, including the disclosure requirements of Rule 13e-3.

Subject to the CSSF’s review, the offer will be made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev, and the purchase price will be U.S.$3.35 per Class A share, U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts witheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. (“BAC”), on August 8, 2006, in a negotiated transaction for the acquisition of BAC’s controlling interest in Quinsa.

The offer will be subject to certain conditions that will be described in the offer to purchase.

Upon consummation of the offer, AmBev intends to cause BAH to acquire the remaining Class A shares and Class B shares (including Class B shares held as ADSs) pursuant to a squeeze-out right under the law of the Grand-Duchy of Luxembourg of 19 May 2006 transposing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids (the “Luxembourg Takeover Law”) on the same terms as the offer.

Following the consummation of the offer and the squeeze-out, AmBev intends to cause Quinsa to apply to delist the remaining non-tendered ADSs from the New York Stock Exchange and the remaining non-tendered Class A shares and Class B shares from the Luxembourg Stock Exchange, as well as to terminate the registration of the Class B shares under the U.S. Securities Exchange Act of 1934, as amended.

AmBev has selected Credit Suisse Securities (USA) LLC to act as Dealer Manager for the offer. Innisfree M&A Incorporated will act as Information Agent and The Bank of New York will act as the Share Tender Agent (Luxembourg) and ADS Tender Agent (U.S.) in connection with the offer.

Disclaimers

A TENDER OFFER FOR THE OUTSTANDING CLASS A SHARES AND CLASS B SHARES OF QUINSA (INCLUDING CLASS B SHARES HELD AS ADSS) HAS NOT YET COMMENCED. SHAREHOLDERS OF QUINSA ARE ADVISED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE CSSF AND THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ONCE A FILING IS MADE WITH THE SEC, SHAREHOLDERS OF QUINSA CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. SHAREHOLDERS OF QUINSA MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC FOR FREE AT AMBEV’S WEB SITE AT HTTP://WWW.AMBEV-IR.COM.

No communication or information relating to the proposed offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev’s subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Neither AmBev nor BAH assume responsibility for any violation of such restrictions by any person.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well.  It also is the Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma, Antarctica.  AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and its franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.  AmBev has been present in Argentina since 1993 through Brahma. BAH is a wholly owned subsidiary of AmBev.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.